SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                        IMAGING TECHNOLOGIES CORPORATION
                        --------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   45244U-104
                         ------------------------------
                                 (CUSIP Number)

                            American Industries, Inc.
                                    Suite 106
                             1750 N. W. Front Avenue
                             Portland, Oregon 97209
                                 (503) 222-0060
                      ------------------------------------
                      (Name, Address and Telephone Number)
                         of Person Authorized to Receive
                           Notices and Communications)

                                 With a copy to:

                            Kenneth D. Stephens, Esq.
                                 Tonkon Torp LLP
                               1600 Pioneer Tower
                              888 S. W. Fifth Avenue
                             Portland, Oregon 97204
                                 (503) 802-2008

                               SEPTEMBER 21, 1998
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 45244U-104


1.       Name of Reporting Person S.S. or I.R.S. Identification No. of Above
         Person

         American Industries, Inc.
         IRS Identification Number:  93-0331722


2.       Check the appropriate box if a member of a group     (a) / /
                                                              (b) / /


3.       SEC USE ONLY


4.       Source of Funds

         WC, OO


5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                               / /


6.       Citizenship or place of organization

         Oregon


7.       Sole Voting Power

         1,035,000*


8.       Shared Voting Power

         -0-


9.       Sole Dispositive Power

         1,035,000*

---------------------------
* Does not include 7,400 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President and an aggregate of 3,000 shares held by three minor children of the Hedingers. The reporting person disclaims beneficial ownership of such shares.

10.      Shared Dispositive Power

         -0-

11.      Aggregate amount beneficially owned by each reporting person

         1,035,000*


12.      Check box if the aggregate amount in row (11) excludes certain shares
                                                                           / /


13.      Percent of class represented by amount in row (11)

         8.7% percent*


14.      Type of Reporting Person

         CO













---------------------------
* Does not include 7,400 shares of the issuer's Common Stock held by Juanita Hedinger, the wife of the reporting person's Chairman and President and an aggregate of 3,000 shares held by three minor children of the Hedingers. The reporting person disclaims beneficial ownership of such shares.

This Amendment No. 1 to the Schedule 13D dated July 21, 1998 is filed to amend and restate in its entirety such Schedule 13D, as follows:

Item 1. Security and Issuer
---------------------------

         Title of Class:

                  Common Stock

         Name and Address of Principal Executive Offices of Issuer:

                  Imaging Technologies Corporation
                  Suite 100
                  11031 Via Frontera
                  San Diego, California  92127

Item 2.  Identity and Background
--------------------------------

         Reporting Person:

                  The  reporting   person  is  American   Industries,   Inc.,  a
                  corporation organized under the laws of the State of Oregon ("American").

                  The principal business of American has historically been steel fabrication and operation of steel service centers. At the present time, its principal business is investments. Its principal business address and its principal executive offices are located at:

                           Suite 106
                           1750 N.W. Front Avenue
                           Portland, OR  97209

         Persons enumerated pursuant to General Instruction C:

                  The following information is provided with respect to the executive officers and directors of American and each person controlling American:


Name and Business                                    Principal Occupation
     Address                    Citizenship               or Employment
-----------------               -----------          --------------------

Howard H. Hedinger                  USA               Chairman and President
                                                      American Industries, Inc.
                                                      Suite 106
                                                      1750 N.W. Front Avenue
                                                      Portland, OR  97209

Robert M. Johnson                   USA               Investor
                                                      917 S.W. Oak, #333
                                                      Portland, OR  97205

Ellison C. Morgan                   USA               Investor
                                                      11510 S.W. Summerville
                                                      Portland, OR  97219

M.J. Lampros                        USA               President
                                                      Lampros Steel
                                                      8524 N. Crawford
                                                      Portland, OR  97203

Hillary M. Claussen                 USA               Investor
                                                      62 Piedmont Road
                                                      Larkspur, CA 94939

     Other than as described in the next following paragraph, during the last five years, neither the reporting person, nor any of the persons enumerated above pursuant to General Instruction C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     On September 30, 1998, Ellison C. Morgan entered into a settlement agreement with the Securities and Exchange Commission (the "Commission") pursuant to which, without admitting or denying the Commission's allegations, Mr. Morgan consented to the issuance of a permanent injunction prohibiting him from violating in the future Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The Commission alleged Mr. Morgan engaged in one or more transactions in 1996 involving the securities of Portland General Corporation while in possession of material non-public information regarding its pending acquisition by Enron Corp. In settlement of the Commission's lawsuit, Mr. Morgan also agreed to disgorge certain trading profits, and pay civil penalties and pre-judgment interest, in an aggregate amount of $229,808.02. Securities and Exchange Commission v. Ellison C. Morgan and Peter J. Brix, United States District Court for the Southern District of New York, Civil Action No. 98 CIV 6905 (DC).

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
----------------------------------------------------------

     The funds used by American to purchase the shares held by it were provided by general working capital funds of American, funds advanced through a margin account with Black & Company, Inc., One S.W. Columbia Street, Portland, Oregon 97258, and from the proceeds of a working capital line of credit with U.S. National Bank, 111 S.W. Fifth Avenue, Portland, Oregon 97204 in the ordinary course of business. As of the date of this report, funds invested in the subject security by American, not including funds loaned to the issuer, aggregated $3,757,273.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

     The shares were purchased for investment. It is possible that American may, from time to time, acquire additional shares, or dispose of shares, either through brokerage firms or in privately negotiated transactions. American may also acquire shares through the exercise of warrants described in Item 6 of this Schedule or through conversion of all or a portion of the Convertible Subordinated Promissory Note described in Item 6.

     American's decisions with respect to the shares will be influenced by, among other considerations, investment characteristics of the securities, as well as both fundamental and technical analyses of the issuer and the securities markets generally. Except as stated herein, American has no immediate plans or proposals to either acquire additional shares or dispose of shares of the issuer.

     On or about September 21, 1998, American, and other lenders, consummated a series of loans and other financial transactions with the issuer. As part of these transactions, the issuer agreed to use its reasonable and diligent efforts to cause the surrender of options or warrants to purchase an aggregate 800,000 shares of the issuer's Common Stock, which options or warrants are presently outstanding.

     Although American has discussed the possibility of representation on the board of directors of the issuer, it has no present plans to seek representation and has no present intention to take any action which relates to or which would result in any of the transactions described in clauses (a) - (j) of Item 4 of the General Instructions for Schedule 13D.

     The foregoing discussion accurately represents the range of activities presently contemplated by American with respect to the issuer and its Common Stock. However, American reserves the right to change its intentions or the scope of its possible activities at any time.

     Ellison C. Morgan, a director of American, is also a shareholder of the issuer and, together with Ellison Christopher Morgan, MCM Partners, LP, Ellison
C. Morgan Revocable Trust, 2030 Investors, LLC, and 2030 Investors 401(k) (collectively, the "Morgan Reporting Persons"), has filed with the Commission a separate Schedule 13D with respect to Common Stock of the issuer. American denies that it is acting in concert with Mr. Morgan or any other Morgan Reporting Persons. Upon information and belief, the Morgan Reporting Persons hold an aggregate of 1,539,057 shares of the issuer's Common Stock, all as more particularly described in the Schedule 13D filed on behalf of the Morgan Reporting Persons, as amended. Additionally, upon information and belief, on or about September 21, 1998, Ellison C. Morgan acquired an additional 100,000 shares of the issuer's Common Stock.

ITEM 5.  INTERESTS IN SECURITIES OF ISSUER
------------------------------------------

     Ellison C. Morgan, one of the persons named in response to Item 2, together with other Morgan Reporting Persons, has acquired an aggregate of 1,539,057 shares of the issuer's common stock, representing, in the aggregate, approximately 12.9 percent of the outstanding common stock (based upon the number of shares reported to have been outstanding as of May 12, 1998 in the issuer's Quarterly Report on Form 10-Q for the period ended March 31, 1998). Such shares are held with shared voting power and shared dispositive power. American denies that it is acting in concert with Mr. Morgan or any other Morgan Reporting Persons. See also response to Item 4. Upon information and belief, during the lesser of 60 days or the period since the most recent Schedule 13D filing by the Morgan Reporting Persons, Ellison C. Morgan acquired an additional 100,000 shares of the issuer's Common Stock.

     American has acquired an aggregate of 1,035,000 shares of the issuer's Common Stock, representing, in the aggregate, approximately 8.7% of the issuer's outstanding Common Stock. American holds all such shares with sole voting power and sole dispositive power. Such shares were acquired by American in transactions effected by a registered broker/dealer on the Nasdaq Stock Market as follows:

DATE              NUMBER OF SHARES  PRICE PER SHARE   AGGREGATE PRICE
----              ----------------  ---------------   ---------------
(adjusted
for split)

02/25/97              71,000            $7.40          $  526,717.54

10/10/97              13,500            $6.25          $   84,378.00

10/23/97              10,000            $6.13          $   61,253.00

10/10/97               4,500            $6.13          $   27,565.50

10/10/97               5,000            $6.06          $   30,315.50

10/10/97               2,000            $6.00          $   12,000.00

06/18/97              10,000            $6.03          $   60,003.00

06/17/97              10,000            $6.03          $   60,003.00

06/21/97               2,900            $6.00          $   17,403.00

10/27/97               5,000            $5.75          $   28,753.00

06/27/97              10,000            $5.52          $   55,190.00

03/06/97              20,000            $5.50          $  110,003.00

10/28/97              20,000            $5.50          $  110,003.00

11/17/97               4,200            $5.38          $   22,578.00

11/12/97              10,000            $5.38          $   53,753.00

11/13/97              10,000            $5.25          $   52,503.00

11/12/97               2,000            $5.25          $   10,500.00

11/14/97                 900            $5.25          $    4,728.00

03/10/97               8,000            $5.25          $   42,003.00

03/07/97              11,000            $5.25          $   57,753.00

11/06/97              10,000            $5.13          $   51,253.00

03/13/97              10,000            $4.61          $   46,128.00

12/31/97              15,000            $4.47          $   67,053.00

04/17/97              50,000            $4.14          $  206,875.50

06/30/98              14,000            $3.80          $   53,203.00

07/17/98              20,000            $3.75          $   67,503.00

03/03/98               5,000            $3.50          $   17,503.00

02/26/98              10,000            $3.38          $   33,818.63

07/15/98              20,000            $3.25          $   65,003.00

07/21/98              40,000            $3.16          $  126,400.00

07/20/98              20,000            $3.16          $   63,300.00

04/29/98               8,500            $2.94          $   24,971.75

04/21/98               2,500            $2.91          $    7,268.75

04/21/98               7,500            $2.88          $   21,565.50

04/23/98               1,500            $2.88          $    4,315.50

05/18/98              50,000            $2.81          $  140,628.00

05/26/98              20,000            $2.78          $   55,625.00

06/08/98              20,000            $2.77          $   55,340.00

06/22/98               1,000            $2.61          $    2,613.00

06/11/98              10,000            $2.54          $   25,400.00

06/15/98               5,000            $2.53          $   12,659.25

05/29/98              15,000            $2.48          $   37,278.00

06/15/98              10,000            $2.44          $   24,403.00

05/28/98               5,000            $2.41          $   12,659.25

07/27/98              20,000            $3.06          $   61,200.00

07/28/98              15,000            $3.06          $   45,900.00

09/17/98             400,000            $2.50          $1,000,000.00

                                               TOTAL   $3,757,272.67
                                                       =============


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS  OR RELATIONSHIPS WITH RESPECT
-------------------------------------------------------------------------------
TO SECURITIES OF THE ISSUER
---------------------------

     On or about September 21, 1998, American entered into the following transactions involving securities of the issuer:

                      Subordinated Note Purchase Agreement dated as of September 17, 1998, pursuant to which American purchased from the issuer a $950,000 principal amount Non-Convertible Subordinated Promissory Note (the "Non-Convertible Note") and a $437,500 principal amount Convertible Subordinated Promissory Note (the "Convertible Note"). The Non-Convertible Note matures September 16, 1999, and the Convertible Note matures September 16, 2000. The Convertible Note is convertible into the issuer's Common Stock at any time prior to maturity at a purchase price (subject to adjustment) of $2.025 per share.

                      On or about September 21, 1998, American consummated the purchase of 400,000 shares of the issuer's Common Stock at a purchase price of $2.50 per share, pursuant to the terms of a Common Stock Purchase Agreement dated as of September 17, 1998.

                      On or about September 17, 1998, the issuer and American entered into a Registration Rights Agreement pursuant to which the issuer agreed to cause to be registered with the Securities and Exchange Commission certain shares of its Common Stock purchased, or which may be purchased, by American pursuant to the above agreements.

                      In connection with the above transaction, American received a Common Stock Purchase Warrant to purchase an aggregate of 190,000 shares of the issuer's Common Stock at an exercise price of $2.025 per share. The Warrant is exercisable on or prior to September 16, 2001.

     In connection with the above transactions, the issuer directed to American a letter pursuant to which the issuer agreed to use its reasonable and diligent efforts to reduce by no later than December 31, 1998 the outstanding capital stock of the issuer by terminating or otherwise eliminating, without payment of any significant consideration therefor, warrants to purchase an aggregate of 800,000 shares of the issuer's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     Exhibit 1: Imaging Technologies Corporation Subordinated Note Purchase Agreement dated as of September 17, 1998.

     Exhibit 2: Imaging Technologies Corporation Non-Convertible Subordinated Promissory Note dated as of September 17, 1998.

     Exhibit  3:  Imaging  Technologies   Corporation  Convertible  Subordinated
Promissory Note dated as of September 17, 1998.

     Exhibit 4: Imaging Technologies Corporation Common Stock Purchase Warrant dated as of September 17, 1998.

     Exhibit 5: Imaging Technologies Corporation Common Stock Purchase Agreement dated as of September 17, 1998.

     Exhibit 6: Imaging Technologies Corporation Registration Rights Agreement dated as of September 17, 1998.

     Exhibit 7: Imaging  Technologies  Corporation;  Letter dated  September 17,
1998.


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  October 6, 1998               AMERICAN INDUSTRIES, INC.



                                   By:/s/Howard H. Hedinger
                                      -----------------------------------
                                      Howard H. Hedinger, Chairman

                                 EXHIBIT INDEX


Exhibit No.         Name                                              Page
-----------         ----                                              ----

     1              Subordinated Note Purchase Agreement               13

     2              Non-Convertible Subordinated Promissory Note       33

     3              Convertible Subordinated Promissory Note           39

     4              Common Stock Purchase Warrant                      47

     5              Common Stock Purchase Agreement                    57

     6              Registration Rights Agreement                      73

     7              Imaging Technologies Corporation; Letter           85
                    dated September 17, 1998
